Exhibit 99.1

AMENDMENT NO. 3 TO

STANDBY EQUITY PURCHASE AGREEMENT

THIS AMENDMENT NO. 3 dated April 22, 2010 (the “Amendment”) to the Standby Equity Purchase Agreement dated August 11, 2009, between YA GLOBAL MASTER SPV LTD., a Cayman Islands exempt limited company (the “Investor”) and TOWER SEMICONDUCTOR LTD., a corporation organized and existing under the laws of the State of Israel (the “Company”) as amended by Amendment No. 1 dated August 27, 2009 and Amendment No. 2 dated February 4, 2010 (as so amended to date, the “Agreement”).  Capitalized terms used but not defined herein shall have the meaning given thereto in the Agreement.

WHEREAS, through the date hereof, the Company has issued and sold to the Investor an aggregate of $24,950,815 of shares pursuant to the terms and conditions of the Agreement.

WHEREAS, the Company and the Investor desire to amend the Agreement to increase the amount which the Investor has agreed to provide to the Company from time to time to purchase Shares under the Agreement by $35,000,000 to an aggregate of $60,000,000.

NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Investor and the Company hereby agree as follows:

1.	Amendments.

a.
Section 1.09 of the Agreement is hereby amended and restated in its entirety to read as follows:

Section 1.09     “Commitment Amount” shall mean the aggregate amount of up to $60,000,000 which the Investor has agreed to provide to the Company in order to purchase the Shares pursuant to the terms and conditions of this Agreement.

b.
In connection with this Amendment, the Investor will earn a commitment fee of $300,000, which shall be earned, due and payable by the Company as follows: (i) $150,000 shall be earned, due and payable upon the first Advance Notice Date to be made after the date of this Amendment; and (ii) $150,000 shall be due and payable on or before the 9 month anniversary of the first Advance Notice Date to be made after the date of this Amendment.  The fees under this clause may be paid, at the Company’s discretion, in cash, in Ordinary Shares, or some combination thereof.  If any portion of the fees are to be paid in Ordinary Shares (such shares, the “Additional Commitment Shares”), the Company will issue to the Investor Ordinary Shares before, on, or promptly after, the applicable payment date in an amount equal to the portion of the fees to be paid in Ordinary Shares divided by the VWAP for the Trading Day immediately prior to the applicable payment date. The Additional Commitment Shares shall be issued pursuant to the Registration Statement and shall be Free upon issuance.  The fees shall be deemed paid upon the crediting of the Investor’s account or its designee’s account (including, at the election of the Investor, the Investor’s securities account with a TASE Member) with the Additional Commitment Shares, in accordance with delivery instructions provided by the Investor.  Each portion of these fees shall be deemed fully earned by the Investor as of the date such portion becomes due regardless of the amount of Advances, if any, that the Company is able to, or chooses to, request hereunder.

c.
The definition of “Shares” in Section 1.43 of the Agreement shall be deemed to include the Additional Commitment Shares in addition to the Ordinary Shares to be issued from time to time pursuant to Advances and to the Commitment Shares.

d.
Section 10.02 (a)  of the Agreement is hereby amended and restated in its entirety to read as follows:

 “Unless earlier terminated as provided hereunder, this Agreement shall terminate automatically on the earliest of (i) March 31, 2012, or (ii) the date on which the Investor shall have made payment of Advances pursuant to this Agreement in the aggregate amount of the Commitment Amount.

2.
Prospectus Supplement.  The Company agrees to file a prospectus supplement to the base prospectus included as part of the Registration Statement (Registration Number 333-163196) prior to issuing any additional Advance Notices to the Investor.

3.
Opinion of Counsel. The Company shall provide an updated opinion letter from counsel to the Company in the form attached to the Agreement as Exhibit C prior to issuing any additional Advance Notices to the Investor.

4.	Miscellaneous.

a.	The parties hereto acknowledge and agree that, other than as set forth in this Amendment, the Agreement remains unchanged and in full force and effect.

b.	This Amendment may be executed in several counterparts, each of which will be deemed to be an original and all of which will together constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 3 to be executed by the undersigned, thereunto duly authorized, as of the date first set forth above.

COMPANY:
Tower Semiconductor Ltd.

By: /s/ Oren Shirazi
Name: Oren Shirazi
Title: Chief Financial Officer

By: /s/ Ronit Vardi
Name: Ronit Vardi
Title: Controller

INVESTOR:
YA Global Master SPV Ltd.

By: Yorkville Advisors, LLC
Its: Investment Manager

By: /s/ Mark Angelo
Name: Mark Angelo
Title: Portfolio Manager